# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kodiak Gas Services, Inc., CIK 0001767042
CUSIP: 50012A108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 19TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 12/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001767028

## Reporting persons
- Frontier TopCo Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 11. Calculated based on 85,683,860 shares of common stock outstanding as of November 28, 2025, as disclosed in the Issuer's prospectus supplement, dated as of December 1, 2025.
- Frontier TopCo GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 11. Calculated based on 85,683,860 shares of common stock outstanding as of November 28, 2025, as disclosed in the Issuer's prospectus supplement, dated as of December 1, 2025.
- EQT Fund Management S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 11. Calculated based on 85,683,860 shares of common stock outstanding as of November 28, 2025, as disclosed in the Issuer's prospectus supplement, dated as of December 1, 2025.

## Item 1. Issuer
Name of issuer: Kodiak Gas Services, Inc.
Address of issuer's principal executive offices: 9950 Woodloch Forest Drive, 19th Floor, The Woodlands, TX 77380

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons" and each, a "Reporting Person":
Frontier TopCo Partnership, L.P. ("Kodiak Holdings");
Frontier TopCo GP, LLC ("Frontier GP"); and
EQT Fund Management S.a r.l. ("EFMS").
Address of principal business office or, if none, residence:
The address of the principal business office of Kodiak Holdings and Frontier GP is:
EQT Partners Inc.
245 Park Avenue, 34th Floor
New York, NY 10167

The address of the principal business office of EFMS is:
EQT Fund Management S.A.R.L.
51A, Boulevard Royal
L-2449 Luxembourg
Luxembourg
Citizenship: See responses to Item 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0.00
Percent of class: 0.00
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Frontier TopCo Partnership, L.P.: /s/ Luuk Bogaarts, Luuk Bogaarts, Authorized Officer (12/03/2025)
- Frontier TopCo Partnership, L.P.: /s/ Joseph Turley, Joseph Turley, Treasurer (12/03/2025)
- Frontier TopCo GP, LLC: /s/ Luuk Bogaarts, Luuk Bogaarts, Authorized Officer (12/03/2025)
- Frontier TopCo GP, LLC: /s/ Joseph Turley, Joseph Turley, Treasurer (12/03/2025)
- EQT Fund Management S.a r.l.: /s/ Sara Huda, Sara Huda, Manager (12/03/2025)
- EQT Fund Management S.a r.l.: /s/ Luca Luigi Baggioli, Luca Luigi Baggioli, Authorized Signatory (12/03/2025)
Comment: Frontier TopCo GP, LLC is the general partner of Frontier TopCo Partnership, L.P.

Exhibit Information

Exhibit 1 Agreement of Joint Filing, dated as of February 12, 2024 (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on February 12, 2024).